UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1712-13, Tower 1, Admiralty Centre No.18 Harcourt Road, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CTDC Receives Fund for SnO2 TCO Project from Chinese Government

HONG KONG – February 13, 2009 - China Technology Development Group Corporation
(Nasdaq: CTDC; "CTDC" or "the Company"), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that
CTDC has been awarded a fund of RMB 600,000, or US $ 88,000 from Fujian
Province, a Chinese local government for its SnO2 TCO Base Plate project. These proceeds, in the form of free appropriation, will be used to corporate R&D in PV technology. The Company plans to cooperate with local universities to train up technical personnel, so as to further improve technological innovative capability of CTDC.

Mr. Yuanheng Zhu, Director of Photoelectric Office of China Merchants Zhangzhou
Development Zone (“the Development Zone”) said that local government will positively support CTDC’s development in solar industry, especially SnO2 TCO project. He said: “CTDC’s expansion in solar business will create new jobs for the Development Zone. We hope the Company will continue to take a leading role to move our Development Zone closer to green community, and make the Development
Zone into a leading solar industrial park in China.”

“We truly want to thank governments at all levels for their great support to our company. The fund granted to CTDC reflects government recognition to our technology and innovation. We aim to train a large number of technical personnel and accelerate technical innovation to meet the development of solar sector,”
commented Mr. Gary Leung, Chief Financial Officer of CTDC.

About CTDC:
CTDC is a provider of solar energy products and solutions in China focusing on
a-Si thin-film technology. CTDC’s ultimate principal shareholder is China
Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C)
expectations regarding market growth, developments and structural changes; D)
expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and
H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on
Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.”
Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: February 13, 2009	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer